04015201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C.

SEC FILE NUMBER
8- 40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CNBS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7200 W. 132nd Street, Suite 240
(No. and Street)

Overland Park (City) Kansas (State) 66213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Richardson 913-402-2631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

120 West 12th Street, Suite 1200, Kansas City, MO 64105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

Notary Public

CINDY A. MEAD
Notary Public – State of Kansas
My Appt. Expires 11-01-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNBS, Inc.
(SEC I.D. No. 8-40985)

Statement of Financial Condition

December 31, 2003

BKD LLP

PUBLIC DOCUMENT

CNBS, Inc.
December 31, 2003

Contents

BKD LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Independent Accountants' Report

Board of Directors
CNBS, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CNBS, Inc. (formerly Corporate Network Brokerage Services, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CNBS, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
January 29, 2004

CNBS, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and Cash Equivalents	$ 1,263,885
Receivables	
Clients	36,156
Accrued interest and other	69,570
Broker/dealers	256,390
Total receivables	362,116
Deferred Compensation Plan Trust, at market value	875,466
Securities Owned, at market value	762,665
Fixed Assets, at cost, net of accumulated depreciation	476,463
Income Tax Receivable	145,017
Other Assets	156,467
Total assets	$ 4,042,079

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 982,975
Deferred compensation plan	164,168
Deferred tax liability	76,500
Total liabilities	1,223,643
Stockholders' Equity	
Common stock; no par value ($1 stated value); authorized 300,000 shares; issued and outstanding, 29,637 shares	29,637
Additional paid-in capital	3,049,453
Retained deficit	(260,654)
Total stockholders' equity	2,818,436
Total liabilities and stockholders' equity	$ 4,042,079

See Notes to Statement of Financial Condition

CNBS, Inc.

Notes to Statement of Financial Condition

December 31, 2003

Note 1: Nature of Operations

CNBS is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the National Association of Securities Dealers (NASD). The Company provides fixed income securities transaction and investment advisory services to domestic financial institutions and other domestic institutional investors. In 2003, the Company changed its name from Corporate Network Brokerage Services, Inc.

Note 2: Summary of Significant Accounting Policies

Security Transactions

Securities transactions are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a settlement date basis, which approximates trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counter party to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from and payables to broker-dealers and clients on the Statement of Financial Condition.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned are valued at market. Realized and unrealized gains and losses are included in income. Securities owned as of December 31, 2003 consisted of obligations of the United States Government or Government-sponsored entities and equity mutual funds.

Advisory Services

Investment advisory revenues recorded as fee revenues on the Statement of Income are recognized over the period earned.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded as cash on the Statement of Financial Condition. At December 31, 2003, cash equivalents consisted of money market accounts. At December 31, 2003, the Company's cash accounts exceeded federally insured limits by approximately $1,063,885.

Accounts Receivable

Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Note 3: Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2003 are summarized as follows:

Computer hardware and software	$ 785,906
Furniture and equipment	213,502
Total fixed assets	999,408
Less accumulated depreciation	522,945
Fixed assets, net	$ 476,463

Note 4: Income Taxes

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition were:

Deferred tax assets		
Net operating loss carryforwards	$	29,000
Deferred compensation plan		65,700
Other		12,100
		106,800
Deferred tax liabilities		
Depreciation		(91,600)
Unrealized gains on deferred compensation plan assets		(39,800)
Other		(51,900)
		(183,300)
Net deferred tax liability	$	(76,500)

As of December 31, 2003, the Company had unused net operating losses available to offset future taxable income totaling approximately $72,600, expiring through 2022.

In February 2004, the Board of Directors approved a resolution to reorganize the Corporation as a Limited Liability Company (LLC). The Company plans to complete the reorganization during the first quarter of the year, subject to approval by shareholders. As a result of the reorganization, the Company will no longer pay corporate level income taxes on its taxable income after the reorganization but, instead, the shareholders will be responsible for income taxes on their proportionate share of the Company's taxable income.

Note 5: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2003, the Company had net capital, as defined, of $1,919,481, which exceeded the minimum requirement of $100,000 as of December 31, 2003 by $1,819,481. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed fifteen to one. As of December 31, 2003, the ratio of aggregate indebtedness to net capital for the Company was 0.64 to one.

Note 6: Benefit Plan

The Company has established a defined contribution benefit plan. Under the terms of this plan, participants may elect to contribute a percentage of their salaries to the plan. The Company makes qualified, non-elective contributions to the plan equal to 3% of each eligible employee's compensation, and may contribute an additional amount as determined in its sole discretion. Employees are eligible to participate after completing one year of service and are fully vested in employee contributions and qualified, non-elective contributions immediately. Additional discretionary contributions, if any, are fully vested after four years of service.

Note 7: Deferred Compensation Plan

The Company has a deferred compensation agreement with its President that provides for annual payments beginning in 2012 for ten years. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust for the purpose of funding future obligations under the deferred compensation agreement. The trust as of December 31, 2003 consisted primarily of mutual funds, and is valued at market value. Realized and unrealized gains and losses are included in income. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency.

Note 8: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counter parties and the manner in which they are settled. The settlement of open transactions as of December 31, 2003 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counter parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counter party's ability to satisfy its obligations to the Company.

Note 9: Commitments

As a source of liquidity, the Company has entered into an arrangement with an independent financial institution whereby the institution will extend credit to the Company in an amount up to $20 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by lender and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2003, there were no amounts outstanding under this facility. During 2003, the Company accessed the line of credit 227 days at an average balance of approximately $1,541,500.

As an additional source of liquidity, the Company has entered into a Master Repurchase Agreement with the same financial institution whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2003, no amounts were outstanding under this facility. During 2003, the Company did not conduct any transactions under this agreement.

The Company has entered into noncancellable operating leases for office space and certain office equipment. As of December 31, 2003, the future minimum rental payments are as follows:

2004	$ 199,925
2005	199,925
2006	199,925
2007	193,685
2008	78,102
	$ 871,562

Note 10: Concentrations

As of December 31, 2003, the Company provided services primarily to domestic financial institutions throughout the United States.